Exhibit 12

	2002	2001	2000
Net earnings before loss (gain) on sale of real estate	$51,836	$48,057	$41,572
Add back:
Fixed charges	27,849	27,071	25,531
Deduct:
Capitalized interest	(120)	—	—
Earnings available for fixed charges and preferred dividends	$79,565	$75,128	$67,103
Fixed Charges
Interest expense	$27,849	$27,071	$25,531
Capitalized interest	(120)	—	—
Interest portion of rent expense	—	—	—
Total fixed charges	27,729	27,071	25,531
Preferred dividends	—	—	—
Total fixed charges and preferred dividends	$27,729	$27,071	$25,531
Ratio of Earnings to Fixed Charges and Preferred Dividends	2.72x	2.75x	2.59x